UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

THE PROVIDENCE SERVICE CORPORATION

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

743815 10 2 (CUSIP Number)

April 2, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (12-02)

CUSIP No. 743815 10 2	Schedule 13G	Page 2 of 19

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Eos Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 0 shares (See Item 4) 6. Shared Voting Power 0 shares 7. Sole Dispositive Power 0 shares (See Item 4) 8. Shared Dispositive Power 0 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares (See Item 4)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0% (See Item 4)

12.	Type of Reporting Person (See Instructions) OO – Limited Partnership

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Brian D. Young

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 0 shares (See Item 4) 6. Shared Voting Power 0 shares 7. Sole Dispositive Power 0 shares (See Item 4) 8. Shared Dispositive Power 0 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares (See Item 4)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0% (See Item 4)

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Steven M. Friedman

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 0 shares (See Item 4) 6. Shared Voting Power 0 shares 7. Sole Dispositive Power 0 shares (See Item 4) 8. Shared Dispositive Power 0 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares (See Item 4)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0% (See Item 4)

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Eos Partners SBIC, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. Sole Voting Power 0 shares (See Item 4) 6. Shared Voting Power 0 shares 7. Sole Dispositive Power 0 shares (See Item 4) 8. Shared Dispositive Power 0 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares (See Item 4)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0% (See Item 4)

12.	Type of Reporting Person (See Instructions) OO – Limited Partnership

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Eos Partners SBIC II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. Sole Voting Power 0 shares (See Item 4) 6. Shared Voting Power 0 shares 7. Sole Dispositive Power 0 shares (See Item 4) 8. Shared Dispositive Power 0 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares (See Item 4)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0% (See Item 4)

12.	Type of Reporting Person (See Instructions) OO – Limited Partnership

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Eos SBIC, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. Sole Voting Power 0 shares (See Item 4) 6. Shared Voting Power 0 shares 7. Sole Dispositive Power 0 shares (See Item 4) 8. Shared Dispositive Power 0 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares (See Item 4)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0% (See Item 4)

12.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Eos SBIC II, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 0 shares (See Item 4) 6. Shared Voting Power 0 shares 7. Sole Dispositive Power 0 shares (See Item 4) 8. Shared Dispositive Power 0 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares (See Item 4)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0% (See Item 4)

12.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Eos SBIC General, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 0 shares (See Item 4) 6. Shared Voting Power 0 shares 7. Sole Dispositive Power 0 shares (See Item 4) 8. Shared Dispositive Power 0 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares (See Item 4)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0% (See Item 4)

12.	Type of Reporting Person (See Instructions) OO – Limited Partnership

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Eos SBIC General II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 0 shares (See Item 4) 6. Shared Voting Power 0 shares 7. Sole Dispositive Power 0 shares (See Item 4) 8. Shared Dispositive Power 0 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares (See Item 4)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0% (See Item 4)

12.	Type of Reporting Person (See Instructions) OO – Limited Partnership

Item 1.	(a)	Name of Issuer:

The Providence Service Corporation (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices

5524 East Fourth Street, Tucson, AZ 85711

Item 2.	(a)	Name of Person Filing:

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)    Eos Partners, L.P.;

(ii)   Brian D. Young;

(iii)  Steven M. Friedman;

(iv)   Eos Partners SBIC, L.P.;

(v)    Eos Partners SBIC II, L.P.;

(vi)   Eos SBIC, Inc.;

(vii)  EosSBIC II, Inc.;

(viii) Eos SBIC General, L.P.; and

(ix)   Eos SBIC General II, L.P.

Eos Partners SBIC, L.P. and Eos Partners SBIC II, L.P. disposed of all Shares (as defined herein) of common stock of the Issuer held by them on April 2, 2004. Brian D. Young and Steven M. Friedman are general partners of Eos Partners, L.P. Eos Partners, L.P. is the sole stockholder of Eos SBIC, Inc., which is the general partner of Eos SBIC General, L.P., which in turn is the general partner of Eos Partners SBIC, L.P. In addition, Eos Partners, L.P. is the sole stockholder of Eos SBIC II, Inc., which is the general partner of Eos SBIC General II, L.P., which in turn is the general partner of Eos Partners SBIC II, L.P. Accordingly, Eos SBIC, Inc. and Eos SBIC General, L.P. may have been deemed to indirectly beneficially own the Shares held by Eos Partners SBIC, L.P. and Eos SBIC II, Inc. and Eos SBIC General II, L.P. may have been deemed to indirectly beneficially own the Shares held by Eos Partners SBIC II, L.P. Further, Eos Partners, L.P. and Messrs. Young and Friedman may have been deemed to indirectly beneficially own the Shares held by Eos Partners SBIC, L.P. and Eos Partners SBIC II, L.P.

The filing of this Schedule 13G shall not be construed as an admission that (a) the Reporting Persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owners of any equity securities covered by this Schedule 13G or (b) that this Schedule 13G is legally required to be filed by the Reporting Persons.

	(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of the Reporting Persons is c/o Eos Partners, L.P., 320 Park Avenue, 22nd Floor, New York, NY 10022.

	(c)	Citizenship:

(i) Eos Partners, L.P. is a Delaware limited partnership.

(ii) Brian D. Young is a citizen of the United States of America.

(iii) Steven M. Friedman is a citizen of the United States of America.

		(iv)	Eos Partners SBIC, L.P. is a Delaware limited partnership.

		(iv)	Eos Partners SBIC II, L.P. is a Delaware limited partnership.

		(vi)	Eos SBIC, Inc. is a Delaware corporation.

		(vii)	Eos SBIC II, Inc. is a Delaware corporation.

		(viii)	Eos SBIC General, L.P. is a Delaware limited partnership.

		(ix)	Eos SBIC General II, L.P. is a Delaware limited partnership.

	(d)	Title of Class of Securities:

Common Stock, $.001 par value (the “Shares”)

	(e)	CUSIP Number:

743815 10 2

Item 3.	Not Applicable

Item 4.	Ownership.

	(a)	Amount beneficially owned:

(i) Eos Partners, L.P.: 0

(ii) Brian D. Young: 0

(iii) Steven M. Friedman: 0

(iv) Eos Partners SBIC, L.P.: 0

(v) Eos Partners SBIC II, L.P.: 0

(vi) Eos SBIC, Inc.: 0

(vii) Eos SBIC II, Inc.: 0

(viii) Eos SBIC General, L.P.: 0

(ix) Eos SBIC General II, L.P.: 0

	(b)	Percent of class:

(i) Eos Partners, L.P.: 0%

(ii) Brian D. Young: 0%

(iii) Steven M. Friedman: 0%

(iv) Eos Partners SBIC, L.P.: 0%

(v) Eos Partners SBIC II, L.P.: 0%

(vi) Eos SBIC, Inc.: 0%

(vii) Eos SBIC II, Inc.: 0%

(viii) Eos SBIC General, L.P.: 0%

(ix) Eos SBIC General II, L.P.: 0%

(c)	Number of shares as to which such persons have:

	(i)	sole power to vote or to direct the vote:

Eos Partners, L.P.: 0 Shares.

Brian D. Young: 0 Shares.

Steven M. Friedman: 0 Shares

Eos Partners SBIC, L.P.: 0 Shares

Eos Partners SBIC II, L.P.: 0 Shares

Eos SBIC, Inc.: 0 Shares

Eos SBIC II, Inc.: 0 Shares

Eos SBIC General, L.P.: 0 Shares

Eos SBIC General II, L.P.: 0 Shares

	(ii)	shared power to vote or to direct the vote:

Eos Partners, L.P.: 0 Shares

Brian D. Young: 0 Shares

Steven M. Friedman: 0 Shares

Eos Partners SBIC, L.P.: 0 Shares

Eos Partners SBIC II, L.P.: 0 Shares

Eos SBIC, Inc.: 0 Shares

Eos SBIC II, Inc.: 0 Shares

Eos SBIC General, L.P.: 0 Shares

Eos SBIC General II, L.P.: 0 Shares

	(iii)	sole power to dispose or to direct the disposition of:

Eos Partners, L.P.: 0 Shares.

Brian D. Young: 0 Shares.

Steven M. Friedman: 0 Shares

Eos Partners SBIC, L.P.: 0 Shares

Eos Partners SBIC II, L.P.: 0 Shares

Eos SBIC, Inc.: 0 Shares

Eos SBIC II, Inc.: 0 Shares

Eos SBIC General, L.P.: 0 Shares

Eos SBIC General II, L.P.: 0 Shares

	(iv)	shared power to dispose or to direct the disposition of:

Eos Partners, L.P.: 0 Shares

Brian D. Young: 0 Shares

Steven M. Friedman: 0 Shares

Eos Partners SBIC, L.P.: 0 Shares

Eos Partners SBIC II, L.P.: 0 Shares

Eos SBIC, Inc.: 0 Shares

Eos SBIC II, Inc.: 0 Shares

Eos SBIC General, L.P.: 0 Shares

Eos SBIC General II, L.P.: 0 Shares

Item 5.

Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company: Not Applicable.

Item 8.

Identification and Classification of Members of the Group.

The Reporting Persons may be deemed to be a “group” for the purposes of Section 13(g) of the Act and the rules thereunder, although each expressly disclaims any assertion or presumption that it or the other person on whose behalf this Statement is filed constitute a “group.” The filing of this Statement should not be construed to be an admission that any of the Reporting Persons is a member of a “group” consisting of one or more such persons. A copy of the Joint Filing Agreement relating to the joint filing of Schedule 13G is attached hereto as Exhibit A.

Item 9.	Notice of Dissolution of Group. Not Applicable.

Item 10.	Certification. Not Applicable.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: April 5, 2004

/s/ Brian D. Young

Brian D. Young, individually and as a general partner of Eos Partners, L.P., which is the sole stockholder of Eos SBIC, Inc. and Eos SBIC II, Inc., which are the general partners of Eos SBIC General, L.P. and Eos SBIC General II, L.P., respectively, which are the general partners of Eos Partners SBIC, L.P. and Eos Partners SBIC II, L.P., respectively, and on behalf of Eos Partners, L.P. in his capacity as a general partner thereof.

/s/ Steven M. Friedman

Steven M. Friedman, individually and as a general partner of Eos Partners, L.P., which is the sole stockholder of Eos SBIC, Inc. and Eos SBIC II, Inc., which are the general partners of Eos SBIC General, L.P. and Eos SBIC General II, L.P., respectively, which are the general partners of Eos Partners SBIC, L.P. and Eos Partners SBIC II, L.P., respectively, and on behalf of Eos Partners, L.P. in his capacity as a general partner thereof.

EOS PARTNERS SBIC, L.P.
By:	EOS SBIC GENERAL, L.P., ITS GENERAL PARTNER
	By:	EOS SBIC, INC., ITS GENERAL PARTNER
		By:	EOS PARTNERS, L.P., ITS SOLE STOCKHOLDER
			By:	/s/ Brian D. Young
				Name:	Brian D. Young
				Title:	General Partner

EOS PARTNERS SBIC II, L.P.
By:	EOS SBIC GENERAL II, L.P., ITS GENERAL PARTNER
	By:	EOS SBIC II, INC., ITS GENERAL PARTNER
		By:	EOS PARTNERS, L.P., ITS SOLE STOCKHOLDER
			By:	/s/ Brian D. Young
				Name:	Brian D. Young
				Title:	General Partner

EOS SBIC, INC.
By:	EOS PARTNERS, L.P., ITS SOLE STOCKHOLDER
	By:	/s/ Brian D. Young
		Name:	Brian D. Young
		Title:	General Partner

EOS SBIC II, INC.
By:	EOS PARTNERS, L.P., ITS SOLE STOCKHOLDER
	By:	/s/ Brian D. Young
		Name:	Brian D. Young
		Title:	General Partner

EOS SBIC GENERAL, L.P.
By:	EOS SBIC, INC., ITS GENERAL PARTNER
	By:	EOS PARTNERS, L.P., ITS SOLE STOCKHOLDER
		By:	/s/ Brian D. Young
			Name:	Brian D. Young
			Title:	General Partner

EOS SBIC GENERAL II, L.P.
By:	EOS SBIC II, INC., ITS GENERAL PARTNER
	By:	EOS PARTNERS, L.P., ITS SOLE STOCKHOLDER
		By:	/s/ Brian D. Young
			Name:	Brian D. Young
			Title:	General Partner

EXHIBIT INDEX

Page No.
A.	Joint Filing Agreement dated as of April 5, 2004, by and among Eos Partners SBIC, L.P., Eos Partners SBIC II, L.P., Eos SBIC, Inc., Eos SBIC II, Inc., Eos SBIC General, L.P., Eos SBIC General II, L.P., Eos Partners, L.P., Brian D. Young, and Steven M. Friedman	18

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that this statement on Schedule 13G with respect to the common stock of The Providence Service Corporation, dated as of February 17, 2004, is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

This Agreement and the filing of the Schedule 13G shall not be construed to be an admission that any of the undersigned is a member of a “group” consisting of one or more of such persons pursuant to Section 13(g) of the Securities Act of 1934, as amended, and the rules thereunder.

Date: April 5, 2004

/s/    Brian D. Young

Brian D. Young, individually and as a general partner of Eos Partners, L.P., which is the sole stockholder of Eos SBIC, Inc. and Eos SBIC II, Inc., which are the general partners of Eos SBIC General, L.P. and Eos SBIC General II, L.P., respectively, which are the general partners of Eos Partners SBIC, L.P. and Eos Partners SBIC II, L.P., respectively, and on behalf of Eos Partners, L.P. in his capacity as a general partner thereof.

/s/    Steven M. Friedman

Steven M. Friedman, individually and as a general partner of Eos Partners, L.P., which is the sole stockholder of Eos SBIC, Inc. and Eos SBIC II, Inc., which are the general partners of Eos SBIC General, L.P. and Eos SBIC General II, L.P., respectively, which are the general partners of Eos Partners SBIC, L.P. and Eos Partners SBIC II, L.P., respectively, and on behalf of Eos Partners, L.P. in his capacity as a general partner thereof.

EOS PARTNERS SBIC, L.P.
By:	EOS SBIC GENERAL, L.P., ITS GENERAL PARTNER
	By:	EOS SBIC, INC., ITS GENERAL PARTNER
		By:	EOS PARTNERS, L.P., ITS SOLE STOCKHOLDER
			By:	/s/ Brian D. Young
				Name:	Brian D. Young
				Title:	General Partner

EOS PARTNERS SBIC II, L.P.
By:	EOS SBIC GENERAL, L.P., ITS GENERAL PARTNER
	By:	EOS SBIC, INC., ITS GENERAL PARTNER
		By:	EOS PARTNERS, L.P., ITS SOLE STOCKHOLDER
			By:	/s/ Brian D. Young
				Name:	Brian D. Young
				Title:	General Partner

EOS SBIC, INC.
By:	EOS PARTNERS, L.P., ITS SOLE STOCKHOLDER
	By:	/s/ Brian D. Young
		Name:	Brian D. Young
		Title:	General Partner

EOS SBIC II, INC.
By:	EOS PARTNERS, L.P., ITS SOLE STOCKHOLDER
	By:	/s/ Brian D. Young
		Name:	Brian D. Young
		Title:	General Partner

EOS SBIC GENERAL, L.P.
By:	EOS SBIC, INC., ITS GENERAL PARTNER
	By:	EOS PARTNERS, L.P., ITS SOLE STOCKHOLDER
		By:	/s/ Brian D. Young
			Name:	Brian D. Young
			Title:	General Partner

EOS SBIC GENERAL II, L.P.
By:	EOS SBIC II, INC., ITS GENERAL PARTNER
	By:	EOS PARTNERS, L.P., ITS SOLE STOCKHOLDER
		By:	/s/ Brian D. Young
			Name:	Brian D. Young
			Title:	General Partner